UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                              CERTIFICATE
Exelon Corporation                                                OF
File No. 70-9693                                              NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

     Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period October 1, 2003 through December 31, 2003. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

     Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At December 31, 2003, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,545 million, and accordingly, at December 31, 2003, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,455 million. At December 31, 2003, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $2,245 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

     On December 22, 2003, Exelon Generation Company, LLC purchased the remaining 50% interest in AmerGen Energy Company, LLC that was indirectly owned by BE US Holdings, Inc., a subsidiary of British Energy plc for $276.5 million. AmerGen is now a wholly owned subsidiary of Exelon Generation and owns and operates 3 nuclear generating facilities with a combined capacity of 2,492 MW. The Clinton plant is located in Clinton, Illinois; Oyster Creek is located in Forked River, New Jersey; and Three Mile Island is located in Londonderry Township, Pennsylvania.

     On November 25, 2003, Generation, Reservoir Capital Group (Reservoir) and Sithe completed a series of transactions resulting in Generation and Reservoir each indirectly owning a 50% interest in Sithe. The series of transactions is described below. Immediately prior to these transactions, Sithe was owned 49.9% by Generation, 35.2% by Apollo Energy, LLC (Apollo), and 14.9% by subsidiaries of Marubeni Corporation (Marubeni).

     Entities controlled by Reservoir purchased certain Sithe entities holding six U.S. generating facilities, each a qualifying facility under the Public Utility Regulatory Policies Act, in exchange for $37 million ($21 million in cash and a $16 million two-year note); and entities controlled by Marubeni purchased all of Sithe's entities and facilities outside of North America (other than Sithe Energies Australia (SEA) of which it purchased a 49% interest on November 24, 2003 for separate consideration) for $178 million. Marubeni agreed to acquire the remaining 51% of SEA in 90 days if a buyer is not found, although discussions regarding an extension are ongoing.

     Following the sales of the above entities, Generation transferred its wholly owned subsidiary that held the Sithe investment to a newly formed holding company. The subsidiary holding the Sithe investment acquired the remaining Sithe interests from Apollo and Marubeni for $612 million using proceeds from a $580 million bridge financing and available cash. Generation sold a 50% interest in the newly formed holding company for $76 million to an entity controlled by Reservoir. On November 26, 2003, Sithe distributed $580 million of available cash to its parent, which then utilized the distributed funds to repay the bridge financing.

     In connection with this transaction, Generation recorded obligations related to $39 million of guarantees in accordance with FASB Interpretation
     (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" (FIN No. 45). These guarantees were issued to protect Reservoir from credit exposure of certain counter-parties through 2015 and other indemnities. In determining the value of the FIN 45 guarantees, Generation utilized a probabilistic model to assess the possibilities of future payments under the indemnifications.

     Both Generation and Reservoir's 50% interests in Sithe are subject to put and call options that could result in either party owning 100% of Sithe. While Generation's intent is to fully divest Sithe, the timing of the put and call options vary by acquirer and can extend through March 2006. The pricing of the put and call options is dependent on numerous factors, such as the acquirer, date of acquisition and assets owned by Sithe at the time of exercise. Any closing under either the put or call options is conditioned upon obtaining state and Federal regulatory approvals.

     Based on Generation's interpretation of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN No. 46-R), it is reasonably possible that Generation will consolidate Sithe as of March 31, 2004. The book value of Generation's investment in Sithe was $47 million at December 31, 2003.


4. Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the fourth quarter, 2003.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ended December 31, 2003.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

     At December 31, 2003, Exelon's consolidated capitalization ratio was: debt 63%, common equity 35%, and short-tem debt of 2%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7. Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary.

     The capital structures of Exelon and its utility subsidiaries as of December 31, 2003 are as follows (in millions, except percentage data):


          -------------------------------- ----------------- ------------
          Exelon                           Amount            Ratio
          ------
          -------------------------------- ----------------- ------------

          Common Equity                              $8,503        34.9%
          -------------------------------- ----------------- ------------

          Preferred Securities                           87         0.4%
          -------------------------------- ----------------- ------------

          Long-Term     Debt    (includes            15,344        63.0%
          current maturities)
          -------------------------------- ----------------- ------------

          Short-Term Debt                               416         1.7%
          -------------------------------- ----------------- ------------

          Total Capitalization                      $24,350       100.0%
          -------------------------------- ----------------- ------------




          ------------------------------- ------------------ ------------
          ComEd                           Amount             Ratio
          -----
          ------------------------------- ------------------ ------------

          Common Equity                              $6,335        49.5%
          ------------------------------- ------------------ ------------

          Preferred Securities                            7         0.1%
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              6,440        50.4%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                               -0-          N/A
          ------------------------------- ------------------ ------------

          Total Capitalization                      $12,782       100.0%
          ------------------------------- ------------------ ------------

          ------------------------------- ------------------ ------------
          PECO                            Amount             Ratio
          ----
          ------------------------------- ------------------ ------------

          Common Equity                                $929        14.4%
          ------------------------------- ------------------ ------------

          Preferred                                      87         1.4%
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              5,392        83.5%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                                46         0.7%
          ------------------------------- ------------------ ------------

          Total Capitalization                       $6,454       100.0%
          ------------------------------- ------------------ ------------





          ------------------------------- ------------------ ------------
          Genco                           Amount             Ratio
          -----
          ------------------------------- ------------------ ------------

          Member's Equity                            $2,956        47.8%
          ------------------------------- ------------------ ------------

          Minority Interest                               3          N/A
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              2,717        44.0%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                               506         8.2%
          ------------------------------- ------------------ ------------

          Total Capitalization                       $6,182       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------
          PEPCO                           Amount             Ratio
          -----
          ------------------------------- ------------------ ------------

          Common Equity                                $147       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                         $147       100.0%
          ------------------------------- ------------------ ------------

          ------------------------------- ------------------ ------------
          SPCO                            Amount             Ratio
          ----
          ------------------------------- ------------------ ------------

          Common Equity                                $138       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                         $138       100.0%
          ------------------------------- ------------------ ------------





          ------------------------------- ------------------ ------------
          SECO                            Amount             Ratio
          ----
          ------------------------------- ------------------ ------------

          Common Equity                                  $6       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                           $6       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------
          ComEd Indiana                   Amount             Ratio
          -------------
          ------------------------------- ------------------ ------------

          Common Equity                                 $12       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                          $12       100.0%
          ------------------------------- ------------------ ------------



8.   Order - The market-to-book ratio of Exelon's common stock.

     At December 31, 2003, the market-to-book ratio of Exelon's common stock was
     2.56 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

     During the fourth quarter of 2003, 2,298,041 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $58.14 to $66.511 per share. The average price for the period was $63.96 per share.

10. Order - The total number of shares of Exelon common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

     Exelon granted 4,600 stock options in the fourth quarter of 2003 at an average exercise price of $65.05 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     Exelon did not transfer any common stock to a seller of securities of a company being acquired during the fourth quarter of 2003.

12. Order - If a guarantee is issued by Exelon, Genco or a Subsidiary where such guaranty is not exempt under Rule 52 during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.



       ------------------------ ------------------ --------------------- --------------- ----------------
              Guarantor            Beneficiary            Amount              Term           Purpose
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   ComEd                           $53,000       12 months           Surety
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   Genco                       $66,300,000        Open / 7      Performance
                                                                                 months       letters of
                                                                                                  credit
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   Enterprises                 $92,000,000   12 months - 2       Letters of
                                                                                  years          credit,
                                                                                             trading and
                                                                                                  Surety
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   PECO                           $145,000       12 months           Surety
       ------------------------ ------------------ --------------------- --------------- ----------------



13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

     Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the fourth quarter. Daily balances ranged from $-0- million to $760 million at an average interest rate of 1.08%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

     A. Overnight commercial paper issued through Bank One on behalf of PECO during the fourth quarter. Daily balances ranged from $-0- million to $115 million at an average interest rate of 1.03%.

     B.   ComEd had no commercial paper activity during the fourth quarter.

     C. Contributions to and loans from the Utility Money Pool: The activity below reflects contributions to and loans from the Money Utility Pool for the quarter ending December 31, 2003.



    Contributions to the Utility Money Pool

     -------------------------------- ---------------------------------- --------------------------------
     Company                          Maximum Daily Contribution         Average Interest Rate
     -------------------------------- ---------------------------------- --------------------------------
     ComEd of Indiana                                       $20,500,000                           0.923%
     -------------------------------- ---------------------------------- --------------------------------
     ComEd                                                 $483,000,000                           1.038%
     -------------------------------- ---------------------------------- --------------------------------
     PECO                                                   $59,000,000                           1.037%
     -------------------------------- ---------------------------------- --------------------------------


    Loans from the Utility Money Pool

     -------------------------------- ---------------------------------- --------------------------------
     Company                          Maximum Daily Borrowing            Average Interest Rate
     -------------------------------- ---------------------------------- --------------------------------
     ComEd                                                  $20,500,000                           0.923%
     -------------------------------- ---------------------------------- --------------------------------
     Genco                                                 $395,000,000                           1.038%
     -------------------------------- ---------------------------------- --------------------------------
     EBSC                                                  $104,000,000                            1.04%
     -------------------------------- ---------------------------------- --------------------------------




     D. Exelon, ComEd, PECO and Genco maintain a $750 million 364-day credit facility and a $750 million 3-year credit facility to support commercial paper issuances. At December 31, 2003, sublimits under the credit facility were $1.0 billion, $100 million, $150 million and $250 million for Exelon, ComEd, PECO and Genco, respectively. Exelon, ComEd, PECO and Genco had approximately $995 million, $80 million, $148 million and $170 million of unused bank commitments available under the credit facilities at December 31, 2003. At December 31, 2003, commercial paper outstanding was $280 million and $46 million at Exelon and PECO, respectively. ComEd and Genco did not have any commercial paper outstanding at December 31, 2003.

     E. On September 29, 2003, Genco closed on an $850 million revolving credit facility that replaced a $550 million revolving credit facility that had originally closed on June 13, 2003. Genco terminated the $850 million revolving credit facility on December 31, 2003.


15. Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52.

     None.

16. Order - All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

     See Exhibit B.

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities described in the Rule 24 certificate will be filed or incorporated by reference as exhibits to the Rule 24 Certificate.

     None.

18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

     See combined Form 10-K for Exelon Corporation, ComEd, Genco and PECO filed on February 20, 2004.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit C.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     In the fourth quarter of 2003, Genco entered into a forward starting swap to hedge interest rate exposure associated with future debt issuances. The swap is designated as a cash flow hedge in that it attempts to minimize the variability of the future interest expense associated with changes in the 3-month LIBOR rate. A table summarizing the forward starting swap transaction that was entered into in the fourth quarter is below. The transaction was unwound prior to the associated debt issuance.



  ----------------------------------------------------------------------------------------------
      Exelon          Trade         Effective        Notional          Term      Counterparty
      Entity           Date           Date            Amount
  ----------------------------------------------------------------------------------------------
       Genco         10/20/03       12/31/03       $100,000,000       10 year      JPMorgan

  ----------------------------------------------------------------------------------------------



21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     Genco contributed $23 million of capital to Exelon New England Holdings. Exelon New England Holdings, LLC contributed $38 million to Exelon Boston Generating, LLC.

22. Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises. See Form 10-K for Genco filed on February 20, 2004.


23. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter just ended.


24. Order - A narrative description of each investment made during the quarter just ended including:


     a.   Name of the company and its immediate parent.

          See table below.

     b. Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries).

          See table below.

     c.   Type of company and/or its business  (e.g.,  EWG,  FUCO,  ETC, Rule 58
          Subsidiary,   Non-U.S.   Energy   Related   Subsidiary,   Intermediate
          Subsidiary, Financing Subsidiary).

          See table below.

     d. With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business.

          None.





--------------- --------------- ---------------- -------------------- ------------- --------------------------
  Immediate       Company /         Type of           Method of          Amount              Purpose
    Parent        Subsidiary       Company /         Investment
                                  Subsidiary
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon          Rule 58          Revolving credit     $12,500,000   Operating funds
Enterprises     Services, Inc.                   loan                 LIBOR plus
Company, LLC                                                          50 basis
                                                                      points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon Energy   Rule 58          Revolving credit     $29,500,000   Operating funds
Enterprises     Company                          loan                 LIBOR plus
Company, LLC                                                          50 basis
                                                                      points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Utility         Rule 58          Revolving credit     $210,000      Operating funds
Enterprises     Locate and                       loan                 LIBOR plus
Company, LLC    Mapping                                               50 basis
                Services, Inc.                                        points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Fischbach &     Rule 58          Revolving credit     $1,700,000    Provide operating funds
Enterprises     Moore, Inc.                      loan                 LIBOR plus
Company, LLC                                                          50 basis
                                                                      points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
EEI             Exelon          Non-utility      Revolving credit     $10,000,000   Provide operating funds
TelecommunicatioEnterprises     holding          loan                 LIBOR plus
Holdings, LLC   Company, LLC    company -                             50 basis
                               Second tier points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Genco           Exelon New      Intermediate     Capital              $15,197,261   Provide operating funds
                England         subsidiary       contribution
                Holdings, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
British         British         Intermediate     Revolving credit     $132,300,000  Provide operating funds
Energy US       Energy, LP      subsidiary       loan
Holdings,
Inc.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon          Registered       Revolving credit     $702,500,000  Acquire1/2interest in
Ventures        Generation      Holding Company  loan                               AmerGen not already
Company, LLC    Company, LLC                                                        owned.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   EWG              Capital              $15,197,261   Provide operating funds
England         Generating,                      contribution
Holdings, LLC   LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Boston   Exelon          EWG              Capital              $2,866,650    Provide operating funds
Generating,     Mystic, LLC                      contribution
LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------






                                       9

--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Boston   Exelon Mystic   EWG              Capital              $11,409,226   Provide operating funds
Generating,     Development,                     contribution
LLC             LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Boston   Exelon Fore     EWG              Capital              $921,383      Provide operating funds
Generating,     River                            contribution
LLC             Development,
                LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Genco           Exelon New      Intermediate     Capital              $9,000,000    Provide operating funds
                England         company          contribution
                Holdings, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   EWG              Capital              $9,000,000    Provide operating funds
England         Generating,                      contribution
Holdings, LLC   LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Genco           Exelon New      Intermediate     Capital              $134,601      Provide operating funds
                England         company          contribution
                Holdings, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   EWG              Capital              $134,601      Provide operating funds
England         Generating,                      contribution
Holdings, LLC   LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon Energy   Rule 58          Capital              21,000,000    Provide operating funds
Enterprises     Company                          contribution
Company, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------

Exelon Boston   Exelon Mystic   EWG              Capital              $30,876       Provide operating funds
Generating,     Development,                     contribution
LLC             LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Genco           Exelon New      Intermediate     Capital              $2,007,001    Provide operating funds
                England         company          contribution
                Holdings, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
F&M Holdings    Rand-Bright     Rule 58          Capital              $25,000       Provide operating funds
Company, LLC    Corporation                      contribution
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   EWG              Capital              $510,344      Provide operating funds
England         Generating,                      contribution
Holdings        LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Wyman,   EWG              Capital              $151          Provide operating funds
England         LLC                              contribution
Holdings
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon New      Rule 58          Capital              $1,247        Provide operating funds
England         England Power                    contribution
Holdings        Services, Inc.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon          EWG              Capital              $323          Provide operating funds
England         Framingham,                      contribution
Holdings        LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   Rule 58          Capital              $208          Provide operating funds
England         Services, LLC                    contribution
Holdings
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon West     EWG              Capital              $4,403        Provide operating funds
England         Medway, LLC                      contribution
Holdings
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon New      EWG              Capital              $26,553       Provide operating funds
England         Boston, LLC                      contribution
Holdings
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Boston   Exelon Fore     EWG              Capital              $41,027       Provide operating funds
Generating,     River                            contribution
LLC             Development,
                LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Boston   Exelon Mystic   EWG              Capital              $30,665       Provide operating funds
Generating,     Development,                     contribution
LLC             LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Boston   Exelon          EWG              Capital              $117,561      Provide operating funds
Generating,     Mystic, LLC                      contribution
LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------


                                       10


--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          ExTex           Rule 58          Capital              $5,000        Provide operating funds
Generation      Marketing, LLC                   contribution
Company, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon New      Rule 58          Capital              $1,247        Provide operating funds
England         England Power                    contribution
Holdings, LLC   Services, Inc.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   EWG              Capital              $38,000,000   Provide operating funds
England         Generating,                      contribution
Holdings, LLC   LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon New      Exelon Boston   Rule 58          Capital              $208          Provide operating funds
England         services, LLC                    contribution
Holdings, LLC
--------------- --------------- ---------------- -------------------- ------------- --------------------------



25. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

     See Item 3 above with respect to Sithe.

26.  Order  - A  chart  showing,  as of the end of  such  quarterly  period  and
     reflecting  any  reorganization   accomplished  during  the  quarter,   all
     associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

Exelon Corporation Subsidiaries and Investments
As of December 31, 2003



Exelon Corporation Subsidiaries and Investments
As of December 31, 2003
                                                                    Common   Parent     Other
                                                                    Shares   Voting     Voting
 Tier  Company name                                                 Owned     Power     Power
------ ------------                                                 -----    -------   -------
Exelon Corporation
  1    Exelon Business Services Company                                1    100.00%
  1    Unicom Resources, Inc.                                        100    100.00%
  1    Unicom Assurance Company, Ltd. *                               NA    100.00%
  1    Exelon Investment Holdings, LLC*                               NA    100.00%
  1    Exelon Capital Trust I                                        N/A    100.00%
  1    Exelon Capital Trust II                                       N/A    100.00%
  1    Exelon Capital Trust III                                      N/A    100.00%
  1    Boston Financial Institutional Tax Credit Fund X               NA    10.72%
  1    Boston Financial Institutional Tax Credit Fund XIV             NA    43.69%


                                       11


  1    Boston Financial Institutional Tax Credit Fund XIX             NA    14.19%
  1    Boston Financial Institutional Tax Credit Fund XXI             NA    34.54%
  1    Related Corporate Partners XII, L.P.                           NA    36.03%
  1    Related Corporate Partners XIV, L.P.                           NA    15.99%
  1    Summit Corporate Tax Credit Fund II                            NA    33.00%
  1    USA Institutional Tax Credit Fund XXII                         NA    24.49%
  1    Unicom Investment, Inc.                                       100    100.00%
  2    Scherer Holdings 1, LLC                                        NA    100.00%
  2    Scherer Holdings 2, LLC                                        NA    100.00%
  2    Scherer Holdings 3, LLC                                        NA    100.00%
  2    Spruce Holdings G.P. 2000, LLC                                 NA    100.00%
  2    Spruce Holdings L.P. 2000, LLC                                 NA    100.00%
  3    Spruce Equity Holdings, L.P.                                   NA    99.00%     Spruce LP
                                                                      NA     1.00%     Spruce GP
  4    Spruce Holdings Trust                                          NA    100.00%
  2    Wansley Holdings 1, LLC                                        NA    100.00%
  2    Wansley Holdings 2, LLC                                        NA    100.00%
  1    Exelon Ventures Company, LLC                                   NA    100.00%
  2    Exelon SynFuel I, LLC                                          NA    100.00%
  3    DTE Buckeye, LLC                                                     59.00%
  2    Exelon SynFuel II, LLC                                         NA    100.00%
  3    DTE Belews Creek, LLC                                                99.00%



                                       12

  2    Exelon Generation Company, LLC                                 NA    100.00%
  3    Exelon Generation Finance Company, LLC                         NA    100.00%
  3    ExTex Retail Services Company, LLC                             NA    100.00%
  3    Penesco Company, LLC                                           NA    100.00%
  3    Port City Power, LLC *                                         NA    100.00%
  3    Southeast Chicago Energy Project, LLC                          NA    100.00%
  3    Concomber Ltd                                                  NA    100.00%
  3    Cenesco Company, LLC                                           NA    100.00%
  3    Exelon Allowance Management Company, LLC                       NA    100.00%
  3    Susquehanna Electric Company                                1,000    100.00%
  3    Exelon SHC, Inc.                                               NA    85.00%     Genco  - LP
                                                                      NA    14.00%     Peaker Dev. Gen.       - GP
                                                                      NA     1.00%     Ventures - LP
  4    Keystone Fuels, LLC                                            NA    20.99%
  4    Conemaugh Fuels,  LLC                                          NA    20.72%
  4    EXRES, SHC, Inc.                                               NA    50.00%
  5    Exelon (Fossil) Holdings, Inc.                                       100.00%
  6    National Energy Development, Inc. (NEDI)                      100    100.00%
  6    Sithe Energies, Inc.                                                 56.00%     Fossil Holdings
                                                                            44.00%     NEDI
  3    British Energy US Holdings, Inc.                           73,000    100.00%
  4    British Energy US Investments, LLC                             NA    100.00%
  4    British Energy Limited Partnership                             NA    99.00%     Nuclear US Holdings, Inc. as  LP
                                                                      NA     1.00%     Nuclear US Investments, as GP
  5    AmerGen Energy Company, LLC                                    NA    50.00%     Genco
                                                                      NA    50.00%     Nuclear Limited Partnership
  6    AmerGen Consolidation, LLC*                                    NA    100.00%
  6    AmerGen TMI NQF, LLC*                                          NA    100.00%
  6    AmerGen Oyster Creek NQF, LLC*                                 NA    100.00%
  6    AmerGen Clinton NQF, LLC*                                      NA    100.00%
  3    PECO Energy Power Company                                 984,000    100.00%
  4    Susquehanna Power Company                               1,273,000    100.00%
  5    The Proprietors of the Susquehanna Canal*                      NA    100.00%
  3    Exelon Generation International, Inc. *                        NA    100.00%
  3    Exelon Peaker Development General, LLC                         NA    100.00%
  3    Exelon Peaker Development Limited, LLC                         NA    100.00%



                                       13

  4    ExTex LaPorte Limited Partnership                              NA    99.00%     Peaker Ltd. - LP
                                                                      NA     1.00%     Peaker Gen. - GP
  3    ExTex Marketing, LLC                                           NA    100.00%
  4    ExTex Power, LP                                                NA    99.00%     ExTexMarketing - LP
                                                                      NA     1.00%     Genco - GP
  3    Exelon AOG Holding # 1, Inc.                                         100.00%
  3    Exelon AOG Holding # 2, Inc.                                         100.00%
  4    Exelon New England Power Marketing, LP                         NA    99.00%     AOG # 2, LP
                                                                      NA     1.00%     AOG # 1, GP
  3    Exelon New England Holdings, LLC                               NA    100.00%
  4    Exelon New England Power Services, Inc.                              100.00%
  4    Exelon New England Development, LLC                            NA    100.00%
  4    Exelon Wyman, LLC                                              NA    100.00%
  4    Exelon Edgar, LLC *                                            NA    100.00%
  4    Exelon Framingham, LLC                                         NA    100.00%
  4    Exelon Framingham Development, LLC*                            NA    100.00%
  4    Exelon West Medway, LLC                                        NA    100.00%
  4    Exelon West Medway Expansion, LLC                              NA    100.00%
  4    Exelon West Medway Development, LLC                            NA    100.00%
  4    Exelon Boston Services, LLC                                    NA    100.00%
  4    Exelon New Boston, LLC                                         NA    100.00%
  4    Exelon Hamilton, LLC*                                          NA    100.00%
  4    Exelon Boston Generating, LLC                                  NA    100.00%
  5    Exelon Mystic, LLC                                             NA    100.00%
  5    Exelon Mystic Development, LLC                                 NA    100.00%
  5    Exelon ForeRiver Development, LLC                              NA    100.00%
  3    Exelon PowerLabs, LLC                                          NA    100.00%
  3    Exelon Generation Consolidation, LLC                           NA    100.00%
  4    Braidwood 1 NQF, LLC                                           NA    100.00%
  4    Braidwood 2 NQF, LLC                                           NA    100.00%
  4    Byron 1 NQF, LLC                                               NA    100.00%
  4    Byron 2 NQF, LLC                                               NA    100.00%
  4    Dresden 1 NQF, LLC                                             NA    100.00%
  4    Dresden 2 NQF, LLC                                             NA    100.00%
  4    Dresden 3 NQF, LLC                                             NA    100.00%



                                       14

  4    LaSalle 1 NQF, LLC                                             NA    100.00%
  4    LaSalle 2 NQF, LLC                                             NA    100.00%
  4    Limerick 1 NQF, LLC                                            NA    100.00%
  4    Limerick 2 NQF, LLC                                            NA    100.00%
  4    PeachBottom 1 NQF, LLC                                         NA    100.00%
  4    PeachBottom 2 NQF, LLC                                         NA    100.00%
  4    PeachBottom 3 NQF, LLC                                         NA    100.00%
  4    Quad Cities 1 NQF, LLC                                         NA    100.00%
  4    Quad Cities 2 NQF, LLC                                         NA    100.00%
  4    Salem 1 NQF, LLC                                               NA    100.00%
  4    Salem 2 NQF, LLC                                               NA    100.00%
  4    Zion 1 NQF, LLC                                                NA    100.00%
  4    Zion 2 NQF, LLC                                                NA    100.00%
  2    Exelon Enterprises Company, LLC                                NA    100.00%
  3    Exelon Energy Company                                         100    100.00%
  4    AllEnergy Gas & Electric Marketing Company, LLC                NA    100.00%
  5    Texas Ohio Gas, Inc.                                          100    100.00%
  3    Exelon Enterprises Management, Inc.                                  100.00%
  4    CIC Global, LLC                                                NA    50.00%
  4    UniGrid Energy, LLC                                            NA    50.00%


                                       15


  4    Phoenix Foods, LLC                                                    5.00%
  4    Exelon Capital Partners, Inc.                                        100.00%
  5    Automated Power Exchange                                              7.40%
  5    Clean Air Partners, Inc.                                             13.90%
  5    Soft Switching Technologies, Inc.                                     3.50%
  5    Nxt Phase Corporation                                                 6.10%
  5    ECP Telecommunications Holdings, LLC                           NA    100.00%
  6    Energy Trading Company                                               100.00%
  7    Entrade, Inc.                                                         < 10%
  7    WorldWide Web Network Corp                                            < 10%
  6    Enerwise Global Technologies, Inc.                                   17.70%
  6    Everest Broadband Networks                                           15.50%
  6    Exotrope, Inc.                                                        < 10%
  6    Media Station, Inc.                                                   2.48%
  6    NEON Communications, Inc.                                            10.01%
  6    SoftComp, Inc (PermitsNow)                                           15.51%
  6    Planalytics, Inc.                                                    12.00%
  6    Pantellos Corporation                                                 5.40%
  6    SmartSynch                                                            9.60%
  6    VITTS Network Group, Inc.                                            20.26%
  6    OmniChoice.com, Inc.                                                 30.00%
  5    Exelon Enterprises Investments, Inc.                                 100.00%
  6    Kinetic Venture Fund I, LLC                                          22.22%
  6    Kinetic Venture Fund II, LLC                                         14.30%
  6    Enertech Capital Partners II                                          6.10%
  6    UTECH Climate Challenge Fund, L.P.                                   24.30%

  6    EEI Telecommunications Holdings, LLC                           NA    100.00%
  7    Exelon Communications Holdings, LLC                            NA    100.00%
  8    PHT Holdings, LLC                                              NA    100.00%
  9      PECO Hyperion Telecommunications                             NA    49.00%     PHT Holdings
                                                                      NA     1.00%     PECO
  8    Exelon Communications Company, LLC                             NA    100.00%
  3    F & M Holdings Company, LLC                                    NA    100.00%
  4    Oldco VSI, Inc.                                               100    100.00%
  5    EGW Meter Services, LLC *                                      NA    100.00%
  4    II Services, Inc.                                                    100.00%
  5    EIS Engineering, Inc.                                                100.00%
  6    InfraSource Field Services LLC *                               NA    100.00%
  4    NEWCOSY, Inc.                                                   1    100.00%
  4    Fischbach and Moore Electric, Inc.                              1    100.00%



                                       16

  4    NEWCOTRA, Inc.*                                                 1    100.00%
  5    Fischbach and Moore, Inc.                                       1    100.00%
  6    Fischbach and Moore Electrical Contracting, Inc.*               1    100.00%
  6    T.H. Green Electric Co., Inc.*                                  1    100.00%
  5    Rand-Bright Corporation                                         1    100.00%
       OSP Servicios S.A. de C.V.                                           100.00%
  5    Universal Network Development, Corp.*                                49.00%
  4    EIS Investments, LLC*                                          NA    100.00%
  5    WCB Services, LLC *                                            NA    49.00%
  3    Exelon Services, Inc.                                                100.00%
  4    Exelon Services Federal Group, Inc.                                  100.00%
  3    Unicom Power Holdings, LLC                                     NA    100.00%
  3    Unicom Power Marketing, Inc.                                  100    100.00%
  3    Adwin Equipment Company                                              100.00%
  3    Exelon Thermal Holdings, Inc.                                 100    100.00%
  4                                                                         100.00%
  4    ETT North America, Inc.                                        10    100.00%
  5    Northwind Thermal Technologies Canada, Inc.                    10    100.00%
  6    ETT Canada, Inc.                                               10    100.00%
  7    Northwind Windsor                                              NA    50.00%
  4    ETT Nevada, Inc.                                              100    100.00%
  5    Northwind Aladdin, LLC                                         NA    75.00%
  5    Northwind Las Vegas, LLC                                       NA    50.00%
  4    Exelon Thermal Development, Inc.                              100    100.00%
  4    ETT Boston, Inc.                                              100    100.00%
  4    Northwind Boston, LLC                                          NA    25.00%
  4    ETT Houston, Inc.                                             100    100.00%
  4    Thermal Chicago Corporation                                   100    100.00%
  5    Northwind Chicago, LLC                           100% Member Interest100.00%
  5    Exelon Thermal Technologies, Inc.                             100    100.00%
  5    ETT National Power Inc.                                       100    100.00%
  6    Northwind Midway, LLC                            100% Member Interest100.00%
  1    Exelon Energy Delivery Company, LLC                            NA    100.00%
  2    New IP Company*                                               100    100.00%
  2    PECO Energy Company                                   170,478,507    100.00%
  3    East Coast Natural Gas Cooperative, LLP                        NA    41.12%
  3    Horizon Energy Company*                                     1,000    100.00%


                                       17

  3    Adwin Realty Company                                        1,000    100.00%
  4    Ambassador II Joint Venture                                    NA    50.00%
  4    Bradford Associates                                            NA    50.00%
  4    Franklin Town Towers Associates                                50    50.00%
  4    Henderson Ambassador Associates                                NA    50.00%
  3    PECO Energy Transition Trust                                   NA    100.00%
  3    PECO Energy Capital Corp.                                   1,000    100.00%
  4    PECO Energy Capital Trust III                                  NA    100.00%
  4    PECO Energy Capital, LP                                        NA     3.00%
  3    PECO Energy Capital Trust IV                                   NA    100.00%
  3    PECO Energy Capital Trust V*                                   NA    100.00%
  3    PECO Energy Capital Trust VI*                                  NA    100.00%
  3    ExTel Corporation, LLC                                         NA    100.00%
  4    PECO Wireless, LP                                              NA    99.00%     PECO
                                                                             1.00%     ExTel
  5    ATNP Finance Company                                          100    100.00%
  5    PEC Financial Services, LLC                                    NA    100.00%
  3    Adwin (Schuylkill) Cogeneration, Inc. *                              50.00%
  2    Commonwealth Edison Company                           127,020,904    99.90%
  3    Commonwealth Edison Company of Indiana, Inc.              908,084    100.00%
  3    ComEd Financing I                                              NA    100.00%
  3    ComEd Financing II                                             NA    100.00%
  3    ComEd Financing III*                                           NA    100.00%
  3    ComEd Funding, LLC                                             NA    100.00%
  4    ComEd Transitional Funding Trust                               NA    100.00%
  3    Commonwealth Research Corporation                             200    100.00%
  3    Edison Development Company                                    741    100.00%



                                       18

  3    Edison Development Canada Inc.                             15,158    100.00%
  4    Edison Finance Partnership                                     NA    100.00%
     3 Chicago Equity Fund                                               <10%
     3 Dearborn Park Corporation                                         <10%
     3 I.L.P. Fund C/O Chicago Capital Fund                              <10%


Exelon Corporation Subsidiaries and Investments
As of December 31, 2003
                                                                   PUHCA
                                                              Type of Business
 Tier  Company name                                            And Authority

Exelon Corporation                                        Public Utility Holding Company
  1    Exelon Business Services Company                   Subsidiary Service Company
  1    Unicom Resources, Inc.                             Inactive
  1    Unicom Assurance Company, Ltd. *                   Approved in Merger Order (Captive Insurance Company)
  1    Exelon Investment Holdings, LLC*                   Intermediate Subsidiary
  1    Exelon Capital Trust I                             Financing company
  1    Exelon Capital Trust II                            Financing company
  1    Exelon Capital Trust III                           Financing company
  1    Boston Financial Institutional Tax Credit Fund X   Approved in Merger Order (tax advantaged transactions - housing)
  1    Boston Financial Institutional Tax Credit Fund XIV Approved in Merger Order (tax advantaged transactions - housing)
  1    Boston Financial Institutional Tax Credit Fund XIX Approved in Merger Order (tax advantaged transactions - housing)
  1    Boston Financial Institutional Tax Credit Fund XXI Approved in Merger Order (tax advantaged transactions - housing)
  1    Related Corporate Partners XII, L.P.               Approved in Merger Order (tax advantaged transactions - housing)
  1    Related Corporate Partners XIV, L.P.               Approved in Merger Order (tax advantaged transactions - housing)
  1    Summit Corporate Tax Credit Fund II                Approved in Merger Order (tax advantaged transactions - housing)
  1    USA Institutional Tax Credit Fund XXII             Approved in Merger Order (tax advantaged transactions - housing)
  1    Unicom Investment, Inc.                            Approved in Merger Order (Tax advantaged transactions)
  2    Scherer Holdings 1, LLC                            Approved in Merger Order (Tax advantaged transactions)
  2    Scherer Holdings 2, LLC                            Approved in Merger Order (Tax advantaged transactions)
  2    Scherer Holdings 3, LLC                            Approved in Merger Order (Tax advantaged transactions)
  2    Spruce Holdings G.P. 2000, LLC                     Approved in Merger Order (Tax advantaged transactions)
  2    Spruce Holdings L.P. 2000, LLC                     Approved in Merger Order (Tax advantaged transactions)
  3    Spruce Equity Holdings, L.P.                       Approved in Merger Order (Tax advantaged transactions)

  4    Spruce Holdings Trust                              Approved in Merger Order (Tax advantaged transactions)
  2    Wansley Holdings 1, LLC                            Approved in Merger Order (Tax advantaged transactions)
  2    Wansley Holdings 2, LLC                            Approved in Merger Order (Tax advantaged transactions)
  1    Exelon Ventures Company, LLC                       Public Utility Holding Company First Tier
  2    Exelon SynFuel I, LLC                              Intermediate Subsidiary
  3    DTE Buckeye, LLC
  2    Exelon SynFuel II, LLC                             Intermediate Subsidiary
  3    DTE Belews Creek, LLC
  2    Exelon Generation Company, LLC                     Public Utility Holding Company Second Tier and Utility Company
  3    Exelon Generation Finance Company, LLC             Approved in Financing Order (Financing)
  3    ExTex Retail Services Company, LLC                 Rule 58 - 5
  3    Penesco Company, LLC                               Rule 58
  3    Port City Power, LLC *                             Approved in Investment Order (Development Company)
  3    Southeast Chicago Energy Project, LLC              Exempt Wholesale Generator
  3    Concomber Ltd                                      Approved in Merger Order (Captive Insurance Company)
  3    Cenesco Company, LLC                               Rule 58
  3    Exelon Allowance Management Company, LLC           Rule 58
  3    Susquehanna Electric Company                       Utility Company
  3    Exelon SHC, Inc.                                   Intermediate Subsidiary


  4    Keystone Fuels, LLC                                Rule 58
  4    Conemaugh Fuels,  LLC                              Rule 58
  4    EXRES, SHC, Inc.                                    Intermediate Subsidiary
  5    Exelon (Fossil) Holdings, Inc.                     Intermediate Subsidiary
  6    National Energy Development, Inc. (NEDI)           Intermediate Subsidiary
  6    Sithe Energies, Inc.                               Combination Exempt Wholesale Generator and  Rule 58

  3    British Energy US Holdings, Inc.                   Intermediate Subsidiary
  4    British Energy US Investments, LLC                 Intermediate Subsidiary
  4    British Energy Limited Partnership                 Intermediate Subsidiary

  5    AmerGen Energy Company, LLC                        Exempt Wholesale Generator

  6    AmerGen Consolidation, LLC*                        Intermediate Subsidiary
  6    AmerGen TMI NQF, LLC*                              Intermediate Subsidiary
  6    AmerGen Oyster Creek NQF, LLC*                     Intermediate Subsidiary
  6    AmerGen Clinton NQF, LLC*                          Intermediate Subsidiary
  3    PECO Energy Power Company                          Electric Utility Company and Registered Holding Company
  4    Susquehanna Power Company                          Electric Utility Company
  5    The Proprietors of the Susquehanna Canal*          Inactive
  3    Exelon Generation International, Inc. *            Intermediate Subsidiary
  3    Exelon Peaker Development General, LLC             Intermediate Subsidiary
  3    Exelon Peaker Development Limited, LLC             Intermediate Subsidiary
  4    ExTex LaPorte Limited Partnership                  Exempt Wholesale Generator

  3    ExTex Marketing, LLC                               Rule 58
  4    ExTex Power, LP                                    Rule 58

  3    Exelon AOG Holding # 1, Inc.                       Intermediate Subsidiary
  3    Exelon AOG Holding # 2, Inc.                       Intermediate Subsidiary
  4    Exelon New England Power Marketing, LP             Rule 58

  3    Exelon New England Holdings, LLC                   Intermediate Subsidiary
  4    Exelon New England Power Services, Inc.            Rule 58
  4    Exelon New England Development, LLC                Development Company
  4    Exelon Wyman, LLC                                  Exempt Wholesale Generator
  4    Exelon Edgar, LLC *                                Exempt Wholesale Generator
  4    Exelon Framingham, LLC                             Exempt Wholesale Generator
  4    Exelon Framingham Development, LLC*                Development Company
  4    Exelon West Medway, LLC                            Exempt Wholesale Generator
  4    Exelon West Medway Expansion, LLC                  Development Company
  4    Exelon West Medway Development, LLC                Development Company
  4    Exelon Boston Services, LLC                        Rule 58
  4    Exelon New Boston, LLC                             Exempt Wholesale Generator
  4    Exelon Hamilton, LLC*                              Rule 58
  4    Exelon Boston Generating, LLC                      Intermediate Subsidiary
  5    Exelon Mystic, LLC                                 Exempt Wholesale Generator
  5    Exelon Mystic Development, LLC                     Exempt Wholesale Generator
  5    Exelon ForeRiver Development, LLC                  Exempt Wholesale Generator
  3    Exelon PowerLabs, LLC                              Rule 58 (vii)
  3    Exelon Generation Consolidation, LLC               Intermediate Subsidiary
  4    Braidwood 1 NQF, LLC                               Successor to trusts approved in the merger order.
  4    Braidwood 2 NQF, LLC                               Successor to trusts approved in the merger order.
  4    Byron 1 NQF, LLC                                   Successor to trusts approved in the merger order.
  4    Byron 2 NQF, LLC                                   Successor to trusts approved in the merger order.
  4    Dresden 1 NQF, LLC                                 Successor to trusts approved in the merger order.
  4    Dresden 2 NQF, LLC                                 Successor to trusts approved in the merger order.
  4    Dresden 3 NQF, LLC                                 Successor to trusts approved in the merger order.
  4    LaSalle 1 NQF, LLC                                 Successor to trusts approved in the merger order.
  4    LaSalle 2 NQF, LLC                                 Successor to trusts approved in the merger order.
  4    Limerick 1 NQF, LLC                                Successor to trusts approved in the merger order.
  4    Limerick 2 NQF, LLC                                Successor to trusts approved in the merger order.
  4    PeachBottom 1 NQF, LLC                             Successor to trusts approved in the merger order.
  4    PeachBottom 2 NQF, LLC                             Successor to trusts approved in the merger order.
  4    PeachBottom 3 NQF, LLC                             Successor to trusts approved in the merger order.
  4    Quad Cities 1 NQF, LLC                             Successor to trusts approved in the merger order.
  4    Quad Cities 2 NQF, LLC                             Successor to trusts approved in the merger order.
  4    Salem 1 NQF, LLC                                   Successor to trusts approved in the merger order.
  4    Salem 2 NQF, LLC                                   Successor to trusts approved in the merger order.
  4    Zion 1 NQF, LLC                                    Successor to trusts approved in the merger order.
  4    Zion 2 NQF, LLC                                    Successor to trusts approved in the merger order.
  2    Exelon Enterprises Company, LLC                    Non-Utility Holding Company Second Tier
  3    Exelon Energy Company                              Rule 58
  4    AllEnergy Gas & Electric Marketing Company, LLC    Rule 58
  5    Texas Ohio Gas, Inc.                               Rule 58
  3    Exelon Enterprises Management, Inc.                Approved in Merger Order (investments in Rule 58 and Telecommunications)
  4    CIC Global, LLC                                    ETC
  4    UniGrid Energy, LLC                                ETC - Inactive
  4    Phoenix Foods, LLC                                 ETC - Inactive
  4    Exelon Capital Partners, Inc.                      Approved in Merger Order (investments in Rule 58 and Telecommunications)
  5    Automated Power Exchange                           ETC
  5    Clean Air Partners, Inc.                           ETC
  5    Soft Switching Technologies, Inc.                  ETC
  5    Nxt Phase Corporation                              ETC
  5    ECP Telecommunications Holdings, LLC               Holds ETCs
  6    Energy Trading Company                             ETC
  7    Entrade, Inc.                                      ETC
  7    WorldWide Web Network Corp                         ETC
  6    Enerwise Global Technologies, Inc.                 ETC
  6    Everest Broadband Networks                         ETC
  6    Exotrope, Inc.                                     ETC
  6    Media Station, Inc.                                ETC
  6    NEON Communications, Inc.                          Approved in Merger Order (Investment)
  6    SoftComp, Inc (PermitsNow)                         Inactive
  6    Planalytics, Inc.                                  ECP
  6    Pantellos Corporation                              ETC
  6    SmartSynch                                         ETC
  6    VITTS Network Group, Inc.                          ETC
  6    OmniChoice.com, Inc.                               ETC
  5    Exelon Enterprises Investments, Inc.               Approved in Merger Order (investments in Rule 58 and telecommunications)
  6    Kinetic Venture Fund I, LLC                        Merger U-1 Amendment # 5 (Reserved Jurisdiction)
  6    Kinetic Venture Fund II, LLC                       Merger U-1 Amendment # 5 (Reserved Jurisdiction)
  6    Enertech Capital Partners II                       ETC
  6    UTECH Climate Challenge Fund, L.P.                 Approved in Merger Order (eneragy related  - venture capital Rule 58)

  6    EEI Telecommunications Holdings, LLC               ETC
  7    Exelon Communications Holdings, LLC                ETC
  8    PHT Holdings, LLC                                  Held by ETC
  9      PECO Hyperion Telecommunications                 Held by ETC

  8    Exelon Communications Company, LLC                 Held by ETC
  3    F & M Holdings Company, LLC                        Rule 58
  4    Oldco VSI, Inc.                                    Rule 58
  5    EGW Meter Services, LLC *                          Rule 58
  4    II Services, Inc.                                  Rule 58
  5    EIS Engineering, Inc.                              Rule 58
  6    InfraSource Field Services LLC *                   Rule 58
  4    NEWCOSY, Inc.                                      Rule 58
  4    Fischbach and Moore Electric, Inc.                 Rule 58
  4    NEWCOTRA, Inc.*                                    Rule 58
  5    Fischbach and Moore, Inc.                          Rule 58
  6    Fischbach and Moore Electrical Contracting, Inc.*  Rule 58
  6    T.H. Green Electric Co., Inc.*                     Rule 58
  5    Rand-Bright Corporation                            Rule 58
       OSP Servicios S.A. de C.V.                         Rule 58
  5    Universal Network Development, Corp.*              Rule 58
  4    EIS Investments, LLC*                              Rule 58
  5    WCB Services, LLC *                                Rule 58
  3    Exelon Services, Inc.                              Rule 58
  4    Exelon Services Federal Group, Inc.                Rule 58
  3    Unicom Power Holdings, LLC                         Rule 58
  3    Unicom Power Marketing, Inc.                       Rule 58
  3    Adwin Equipment Company                            Rule 58
  3    Exelon Thermal Holdings, Inc.                      Rule 58
  4                                                       Rule 58
  4    ETT North America, Inc.                            Rule 58
  5    Northwind Thermal Technologies Canada, Inc.        Merger Order Reserved Jurisdiction ; Investment U-1 in Docket 70-9691
                                                         (Rule 58 operating outside the U.S.)
  6    ETT Canada, Inc.                                   Merger Order Reserved Jurisdiction ; Investment U-1 in Docket 70-9691
                                                         (Rule 58 operating outside the U.S.)
  7    Northwind Windsor                                  Merger Order Reserved Jurisdiction ; Investment U-1 in Docket 70-9691
                                                         (Rule 58 operating outside the U.S.)
  4    ETT Nevada, Inc.                                   Rule 58
  5    Northwind Aladdin, LLC                             Rule 58
  5    Northwind Las Vegas, LLC                           Rule 58
  4    Exelon Thermal Development, Inc.                   Rule 58
  4    ETT Boston, Inc.                                   Rule 58
  4    Northwind Boston, LLC                              Rule 58
  4    ETT Houston, Inc.                                  Rule 58
  4    Thermal Chicago Corporation                        Rule 58
  5    Northwind Chicago, LLC                             Rule 58
  5    Exelon Thermal Technologies, Inc.                  Rule 58
  5    ETT National Power Inc.                            Rule 58
  6    Northwind Midway, LLC                              Rule 58
  1    Exelon Energy Delivery Company, LLC                Intermediate public utility holding company
  2    New IP Company*                                    Utility company
  2    PECO Energy Company                                Electric and Gas Utility Company
  3    East Coast Natural Gas Cooperative, LLP            Rule 58
  3    Horizon Energy Company*                            Inactive
  3    Adwin Realty Company                               Merger Order Reserved Jurisdiction (Real Estate) (2)
  4    Ambassador II Joint Venture                        Merger Order Reserved Jurisdiction (Real Estate) (2)
  4    Bradford Associates                                Merger Order Reserved Jurisdiction (Real Estate) (2)
  4    Franklin Town Towers Associates                    Merger Order Reserved Jurisdiction (Real Estate) (2)
  4    Henderson Ambassador Associates                    Merger Order Reserved Jurisdiction (Real Estate) (2)
  3    PECO Energy Transition Trust                       Approved in Merger Order (Financing)
  3    PECO Energy Capital Corp.                          Approved in Merger Order (Financing)
  4    PECO Energy Capital Trust III                      Approved in Merger Order (Financing)
  4    PECO Energy Capital, LP                            Approved in Merger Order (Financing)
  3    PECO Energy Capital Trust IV                       Financing
  3    PECO Energy Capital Trust V*                       Financing
  3    PECO Energy Capital Trust VI*                      Financing
  3    ExTel Corporation, LLC                             Intermediate Subsidiary
  4    PECO Wireless, LP                                  Intermediate Subsidiary

  5    ATNP Finance Company                               Approved in Merger Order (Financing)
  5    PEC Financial Services, LLC                        Approved in Merger Order (Financing)
  3    Adwin (Schuylkill) Cogeneration, Inc. *            ERC
  2    Commonwealth Edison Company                        Public Utility Holding Company, Second Tier; Electric Utility Company
  3    Commonwealth Edison Company of Indiana, Inc.       Electric Utility Company
  3    ComEd Financing I                                  Approved in Merger Order (Financing)
  3    ComEd Financing II                                 Approved in Merger Order (Financing)
  3    ComEd Financing III*                               Financing
  3    ComEd Funding, LLC                                 Approved in Merger Order (Financing)
  4    ComEd Transitional Funding Trust                   Approved in Merger Order (Financing)
  3    Commonwealth Research Corporation                  Rule 58
  3    Edison Development Company                         Approved in Merger Order (economic and community development)
  3    Edison Development Canada Inc.                     Merger Order reserved jurisdiction; Investment U-1 in Docket 70-9691
                                                                                           (economic and community development)
  4    Edison Finance Partnership                         Merger Order reserved jurisdiction; Investment U-1 in Docket 70-9691
                                                                                           (Financing)
     3 Chicago Equity Fund
     3 Dearborn Park Corporation
     3 I.L.P. Fund C/O Chicago Capital Fund

Utility Locate & Mapping Services, Inc.* - Sold 12/9/2003
PECO Energy Capital Trust II 0 Dissolved 12/31/2003
Thermal Chicago Corporation - New 10/3/2003
AllEnergy New York Company, LLC - Sold 10/1/2003
AllEnergy Gas Marketing Company New Jersey, LLC - Sold 11/1/2003
AllEnergy Gas Marketing Company New York, LLC - Sold 11/1/2003
AllEnergy New Jersey Company, LLC - Sold 11/1/2003
Exelon Power Holdings, LP  - Merged into Exleon SHC, Inc. 12/2003
PECO Energy Capital Trust II - Dissolved 12/31/2003
New IP Company formed 10/28/2003

Dresden 1 NQF, LLC (a)
Dresden 2 NQF, LLC (a)
Dresden 3 NQF, LLC (a)
LaSalle 1 NQF, LLC (a)
LaSalle 2 NQF, LLC (a)
Limerick 1 NQF, LLC (a)
Limerick 2 NQF, LLC (a)
PeachBottom 1 NQF, LLC (a)
PeachBottom 2 NQF, LLC (a)
PeachBottom 3 NQF, LLC (a)
Braidwood 1 NQF, LLC (a)
Braidwood 2 NQF, LLC (a)
Byron 1 NQF, LLC (a)
Byron 2 NQF, LLC (a)
Quad Cities 1 NQF, LLC (a)
Quad Cities 2 NQF, LLC (a)
Salem 1 NQF, LLC (a)
Salem 2 NQF, LLC (a)
Zion 1 NQF, LLC (a)
Zion 2 NQF, LLC (a)
Exelon Generation Consolidation, LLC (b)

 (a)   Hold and manage Nonqualified Decommissioning Fund for the nuclear plant.
       Formed October, 2003, organized in Nevada.
 (b)   Hold and manage the Qualified Nuclear Decommissioning funds for the units and will also become the Member of the 20 NQF companies, organized in Nevada.
       Formed 10/22/2003.



                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004

                                                   EXELON CORPORATION

                                             By: /s/ Matthew F. Hilzinger
                                                 -----------------------------
                                                 Vice President and Corporate
                                                 Controller

                                    Exhibit A
                                    ---------

Glossary of Defined Terms
--------------------------

AmerGen                    AmerGen Energy Company, LLC
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
EBSC                       Exelon Business Services Company
Exelon                     Exelon Corporation
Enterprises                Exelon Enterprises Company, LLC
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Sithe                      Sithe Energies, Inc.
ENEH                       Exelon New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company

                               Exhibit B - Item 16
                               -------------------
A.
--

Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Pollution Control Obligations

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $50 million.

4.   Rate of interest per annum of each security: Variable

5.   Date of issue, renewal or guaranty of each security: November 12, 2003

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): March 1, 2020.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security: First mortgage.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the bonds were used to refund certain obligations issued to refinance the cost of certain pollution control and solid waste disposal facilities of ComEd.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

B.
----
Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Pollution Control Revenue Refunding Bonds.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $42 million.

4.   Rate of interest per annum of each security: Variable.

5.   Date of issue, renewal or guaranty of each security: September 24, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): November 1, 2019.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9. Collateral given with each security: A series of ComEd's first mortgage bonds.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the bonds will be used to refund certain obligations issued to refinance the cost of certain pollution control and solid waste disposal facilities of ComEd.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

C.
---
Exelon Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type  of  securities  (draft,   promissory  note):   Intrasystem  financing
     transaction.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $12.5 million.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.   Date of issue, renewal or guaranty of each security: Fourth quarter, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Enterprises Company, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable. 14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).



D.
----
Exelon Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Intercompany financing.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $29.5 million.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points .

5.   Date of issue, renewal or guaranty of each security: Fourth quarter, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Enterprises, Company, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).


E.
----
Utility Locate and Mapping Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type  of  securities  (draft,   promissory  note):  Intercompany  financing
     transaction.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $210 thousand.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.   Date of issue, renewal or guaranty of each security: Fourth quarter, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Enterprises Company, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).


F.
---
Fischbach & Moore, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type  of  securities  (draft,   promissory  note):  Intercompany  financing
     transaction.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $1.7 million.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.   Date of issue, renewal or guaranty of each security: Fourth quarter, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Enterprises Company, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).


G.
----
Exelon Enterprises Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type  of  securities  (draft,   promissory  note):   Intrasystem  financing
     transaction.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $10 million.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.   Date of issue, renewal or guaranty of each security: Fourth quarter, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     EEI Telecommunications Holdings, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

H.
----
ComEd has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Illinois Development Finance Authority Pollution Control Revenue Refunding Bonds.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $19,975,000.

4.   Rate of interest per annum of each security: Variable.

5.   Date of issue, renewal or guaranty of each security: December 1, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): January 15, 2014.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security: First Mortgage Bond.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: To refund the principal of other Pollution Control obligations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

I.
----
ComEd has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type  of  securities  (draft,   promissory  note):   Intrasystem  financing
     transaction.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $132,300,000

4.   Rate of interest per annum of each security: Libor +.55%.

5.   Date of issue, renewal or guaranty of each security: 12/22/2003

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Generation Finance Company.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

                               Exhibit C - Item 19
                               -------------------



                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                         $ 2,210
Net Income                                    274

Dividends:
  Common Stock                               (164)
                                          -------
  Ending Balance                          $ 2,320
                                          =======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                          $ 517
Net Income                                   108
Dividends:
   Common Stock                              (78)
   Preferred Stock                            (1)
                                           -----

Ending Balance                             $ 546
                                           =====



              Commonwealth Edison Company and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                           $ 836
  Net Income                                  143
  Dividends:
     Common Stock                             (96)
                                            -----
Ending Balance                              $883 (a)
                                            =====


         As of December 31, 2003, ComEd had appropriated $709 million of retained earnings for future dividend payments.

                         Exelon Generation Company, LLC
                         Undistributed Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                                      $577
  Net Income (Loss)                                      97
  Distributions to Members                              (72)
                                                        ----
Ending Balance                                         $602
                                                        ====

                            PECO Energy Power Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                                       $45
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                       -----
Ending Balance                                           $48
                                                       =====


                            Susquehanna Power Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                                       $40
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                       -----
Ending Balance                                           $43
                                                       =====


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                                         $5
  Net Income                                               0
  Dividends:
     Common Stock                                          0
                                                       -----
Ending Balance                                            $5
                                                       =====

                                ComEd of Indiana
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2003
                                  (In millions)


Beginning Balance                                         $2
  Net Income                                               0
  Dividends:
     Common Stock                                          0
                                                       -----
Ending Balance                                            $2
                                                       =====